Issuer Free Writing Prospectus filed
pursuant to Rule 433
supplementing the Prospectus
dated June 26, 2008
Registration No. 333-151749

Pharmasset, Inc.

1,450,000 SHARES OF

COMMON STOCK, PAR VALUE $0.001 PER SHARE

INDICATIVE TERMS

Dated July 14, 2008

Issuer:	Pharmasset, Inc.

Ticker/Exchange:	VRUS/Nasdaq Global Market

Title of Securities:	Common stock, $0.001 par value per share

Offering:	1,450,000 shares of common stock

Public Offering Price:	$17.85 per share

Estimated Net Proceeds to Pharmasset:	Approximately $24.18 million after deducting the placement agents’ fees and all other estimated offering expenses (based on the sale of 1,450,000 shares of common stock at a public offering price equal to $17.85 per share)

Dilution:

Based on the public offering price of $17.85 per share and the sale of 1,450,000 shares of common stock in this offering, adjusted net tangible book value after this offering would have been approximately $62.50 million, or approximately $2.69 per share. This represents an immediate increase in net tangible book value per share of $0.91 to existing stockholders and immediate dilution of $15.16 per share to new investors in this offering.

Use of Proceeds:

Pharmasset intends to use the net proceeds (after placement agents’ fees and offering expenses) from the sale of common stock in this offering for general corporate purposes, which may include, but not be limited to:

•     the acquisition of assets or businesses that are complementary to Pharmasset’s existing business;

•     the funding of clinical trials; and

•     the funding of in-licensing agreements for product candidates, additional technologies or other forms of intellectual property.

Pharmasset may also invest the net proceeds

temporarily in mutual and money market funds, bank certificates of deposit and investment-grade commercial paper, corporate notes, and government securities until Pharmasset uses them for their stated purpose.

Risk Factors:	Investing in the common stock involves risk. Please see the risk factors under the heading “Risk Factors” in Pharmasset’s Annual Report on Form 10-K for the year ended September 30, 2007 as filed with the Securities and Exchange Commission (SEC) on December 31, 2007. Before making an investment decision, you should carefully consider these risks as well as other information Pharmasset includes or incorporates by reference in Pharmasset’s registration statement (Registration Statement number 333-151749) (including a prospectus) that was filed with the SEC on June 16, 2008 and was declared effective by the SEC on June 26, 2008. This registration statement registered the shares being offering in this offering to which this communication relates. The risks and uncertainties that have been described are not the only ones facing Pharmasset. Additional risks and uncertainties not presently known to Pharmasset or that Pharmasset currently deems to be immaterial may also affect its business operations.

Lock-Up Agreements:

Pharmasset and each of its executive officers and directors have entered into lock-up agreements with the placement agents providing that they will not, among other things, sell or otherwise transfer or dispose of any common stock, without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 90 days from the date of the final prospectus supplement related to this offering, which period may be extended under certain circumstances.

The lock-up provisions summarized above are subject to customary exceptions, including, with respect to Pharmasset, grants of stock options or issuances of shares of common stock pursuant to its equity incentive plans, and with respect to directors and officers of Pharmasset, transfers of shares of common stock as bona fide gifts or pursuant to a Rule 10b5-1 trading plan.

U.S. Federal Income Tax Considerations for Non-U.S. Holders:	A non-U.S. holder may be subject to tax on distributions made with respect to the common stock and on gain in respect of a disposition of the common stock. The tax consequences to a non-U.S. holder of the ownership and disposition of the common stock will depend on facts and circumstances particular to the non-U.S. holder. Each prospective non-U.S. holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of the common stock.

Settlement Date:	Monday July 21, 2008

Placement Agents:

Morgan Stanley & Co. Incorporated (Manager)

Canaccord Adams Inc.

Cowen and Company, LLC

Leerink Swann LLC

The Placement Agents will receive a fee of 6% of the gross proceeds of the sale of shares of common stock in this offering.

Pharmasset has filed a registration statement (Registration Statement number 333-151749) (including a prospectus) with the SEC for this offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC that are incorporated by reference in this prospectus for more complete information about the Pharmasset and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Pharmasset or any placement agent participating in this offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated, toll free, at 1-866-718-1649.